[redacted]

BB 6/19

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 27 2009
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

09040764

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Bleichroeder Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Green (212)698-3322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NATIXIS BLEICHROEDER INC.
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

RECEIVED
2009 MAR 27 AM 11:41
SEC / MR

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Natixis Bleichroeder Inc.

We have audited the accompanying statement of financial condition of Natixis Bleichroeder Inc. (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Bleichroeder Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 26, 2009

Natixis Bleichroeder Inc.
Statement of Financial Condition
December 31, 2008
(In thousands of U. S. dollars)

Assets	
Cash and cash equivalents	$214,405
Cash segregated for regulatory purposes	41,000
Financial instruments owned, at fair value	47,585
Securities purchased under agreements to resell	27,010
Securities borrowed	141,636
Receivables from customers	22,849
Receivables from brokers, dealers and clearing organization	14,842
Deposits with clearing organizations	6,467
Furniture, office equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $6,968	3,667
Other assets	5,281
Total Assets	$524,742
Liabilities and Stockholder's Equity	
Liabilities	
Short term borrowings	$102,686
Financial instruments sold, not yet purchased, at fair value	33,190
Securities loaned	4,297
Payables to customers	149,961
Payables to brokers, dealers and clearing organization	35,561
Accounts payable and accrued expenses	31,409
Total liabilities	357,104
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	-
Additional paid - in capital	151,503
Retained earnings	16,135
Total stockholder's equity	167,638
Total Liabilities and Stockholder's Equity	$524,742

See notes to statement of financial condition.

1. Business and Organization

Natixis Bleichroeder Inc. (the "Company"), a New York corporation, is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions in both domestic and foreign equities, and investment banking businesses. The Company is a wholly-owned subsidiary of Natixis (the "Parent"), a French banking organization created on November 17, 2006 comprised of the financing, investment banking, asset management and financial services businesses lines of Groupe Banque Populaire ("GBP") and Groupe Caisse d'Epargne ("GCE").

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The statement of financial condition is stated in U.S. Dollars.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of financial instruments owned and financial instruments sold, not yet purchased.

Cash and cash equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts.

Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, as applicable.

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value
Proprietary financial instrument transactions are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations. Gains and losses resulting from these transactions are recorded on the trade date.

Customer transactions
Customer securities transactions are recorded on a settlement date basis, while the related commission revenue is recorded on a trade date basis.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, reverse repurchase agreements, securities borrowed, customer and non customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as short term borrowings, repurchase agreements, securities loaned, liabilities subordinated to claims of general creditors, customer and non-customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities primarily with counterparties that are broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements, securities lending arrangements and certain other secured transactions which may result in significant credit exposure in the event the counterparty to the transaction was unable to fulfill their contractual obligations. In accordance with industry practice, repurchase agreements and security borrowing arrangements are generally collateralized by securities in excess of the Company's obligation under the contract. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Income taxes
Deferred taxes, if any, are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

The Company's policy is to evaluate uncertain tax provisions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

Furniture, office equipment and leasehold improvements

Property, equipment and computer hardware are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are generally between three and seven years. Computer software is recorded at cost and amortized on a straight-line basis over its estimated useful life, which is generally three years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the life of the related leases or the life of the improvements.

Translation of foreign currency

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of the balance sheet date. Gains or losses resulting from foreign currency transactions are translated at the date of the transaction.

Principal transactions, net

Transaction revenues are recognized on trade date and include the net unrealized gains and losses and realized gains and losses on financial instruments owned and financial instruments sold, not yet purchased.

Commissions and fees

Commissions are recorded on a trade date basis as securities transactions occur and fees are recorded as earned.

Interest income and expenses

Interest income and expense are recognized on an accrual basis.

Investment banking fees

Investment banking revenue represents fees arising from securities offering in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

3. Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157")

(In thousands of U. S. dollars)

SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 also nullified the consensus reached in Emerging Issues Task Force ("EITF") No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") which prohibited the recognition of day one gain or loss on derivative contracts and hybrid instruments measured at fair value when the Company cannot verify all of the significant model inputs to observable market data and market transactions.

SFAS 157 requires that a fair value measurement technique includes an adjustment for risks inherent in a particular valuation technique, such as pricing model and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holding of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The Company adopted SFAS 157 beginning January 1, 2008. The adoption of SFAS 157 had no material effect on the Company's statement of financial condition.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159")

SFAS 159 permits entities to choose to measure eligible items (as defined by SFAS 159) at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Upfront costs and fees related to items for which the fair value option is elected, shall be recognized in earnings as incurred and not deferred. The decision about whether to elect fair value option is applied on an instrument by instrument basis, is irrevocable and is applied to the entire instrument. The Company adopted SFAS 159 beginning January 1, 2008. The adoption of SFAS 159 had no effect on the Company's statement of financial condition as there were no financial assets or liabilities for which the fair value option was elected. As of December 31, 2008 and during the year then ended, the Company did not elect the fair value option for any of its financial assets or liabilities.

Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161") – *an amendment of FASB Statement No. 133* ("SFAS 133")

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities* which is an amendment of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS 161 applies to all entities and to all derivative instruments and related hedged items. SFAS 161 requires that an entity discloses how and why the company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect the company's financial position, performance and cash flows.

(In thousands of U. S. dollars)

SFAS 161 requires qualitative disclosures regarding the objectives and strategies for using derivative instruments, quantitative disclosures regarding the fair value amounts on derivative instruments, as well as gains and losses on those respective instruments, and disclosures regarding credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for fiscal years beginning after November 15, 2008 with early adoption encouraged. SFAS 161 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Company is assessing what impact, if any, SFAS 161 will have on its statement of financial condition.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48")

FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

FASB Staff Position ("FSP") FIN 48- 3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48- 3")

In December 2008, the FASB issued FSP FIN 48- 3 which delayed the implementation of FIN 48 for certain non-public companies until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 and does not expect its adoption to have a material effect on its statement of financial condition.

FSP FAS 140- 3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP 140- 3")

In February 2008, the FASB issued FSP 140- 3 which provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, ("FAS 140"). However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under FAS 140. FSP 140- 3 is effective for statements of financial condition issued for fiscal years beginning after November 15, 2008, and earlier application is not permitted. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. The Company does not expect the adoption of FSP 140- 3 to have material effect on its statement of financial condition.

FSP FAS 157- 2, *Effective Date of FASB Statement No. 157* ("FSP FAS 157- 2")

In February 2008, the FASB issued FSP FAS 157- 2 which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at

(In thousands of U. S. dollars)

fair value in the statement of financial condition on a recurring basis (at least annually). FSP FAS 157- 2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The Company does not expect the adoption of FSP FAS 157- 2 to have a material impact on its statement of financial condition.

FSP FAS157- 3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157- 3")

In October 2008, the FASB issued FSP FAS 157- 3 which clarifies that the application of SFAS 157 in an inactive market depends on facts and circumstances and requires judgment. FSP FAS 157- 3 specifies that it is acceptable for management to adjust or replace observable inputs based on their estimates and assumptions when markets are not active or observable inputs are not available. FSP FAS 157-3 became effective upon issuance. The impact of adopting this FSP was not material to the Company's December 31, 2008 statement of financial condition.

4. Cash Segregated for Regulatory Purposes

Cash in the amount of $41,000 has been segregated in a special reserve account for the exclusive benefit of customers at December 31, 2008 under rule 15c3-3 of the Securities and Exchange Commission.

5. Deposits with Clearing Organizations

Cash in the amount of $2,900 and $3,567 have been deposited with the National Securities Clearing Corporation and the Depository Trust Corporation, respectively at December 31, 2008.

6. Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company at December 31, 2008 consisted of the following:

	Financial instruments owned	Financial instruments sold, not yet purchased
Equity securities	$ 24,770	$ 10,445
Foreign exchange forward contracts	22,720	22,719
Listed options	92	26
Listed warrants	3	-
	$ 47,585	$ 33,190

The Company has sold securities it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on trade date in the statement of financial condition at fair value. Subsequent market fluctuations may require purchasing the

(In thousands of U. S. dollars)

securities at prices which may differ from the market value reflected on the statement of financial condition.

The Company transacts in foreign exchange and forward contracts to effectuate the trading of foreign denominated equity securities. These forwards are primarily short term in nature and denominated in major currencies.

7. Fair Value Measurement

In accordance with SFAS157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into three-level fair value hierarchy. The Company assesses the fair value of its financial instruments under the following hierarchy:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of December 31, 2008, all financial instruments owned at fair value and all financial instruments sold, not yet purchased, at fair value are classified as Level 1.

8. Receivable From and Payable to Broker-dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at December 31, 2008, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 6,636	$ 7,305
Payable to clearing organization	-	217
Receivable from clearing organization	1,634	-
Other	6,572	28,039
Total	$ 14,842	$ 35,561

9. Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. At December 31, 2008, there was no allowance for doubtful customer receivables.

(In thousands of U. S. dollars)

10. Related Party Transactions

The Company repaid its subordinated loan from the Parent of $100,000 on December 28, 2008, which was the scheduled maturity date. This subordinated loan was approved by FINRA.

In the normal course of business, the Company borrows funds on an overnight basis from the Parent. These loans are unsecured and based on the federal funds rate. At December 31, 2008, the balance of the loan amounted to $100,000 and was recorded in short term borrowings in the statement of financial condition.

The Company maintains a cash account with the Parent. The balance in this account was $273 as of December 31, 2008, and is recorded in cash and cash equivalents in the statement of financial condition.

The Company enters into stock borrow and stock loan transactions with an affiliate. At December 31, 2008, the Company had total outstanding securities borrowed of $3,291, which was recorded as securities borrowed in the accompanying statement of financial condition.

The Company executes orders through an affiliate. At December 31, 2008, $696 was recorded as a fail to deliver and is included in receivables from brokers, dealers and clearing organization in the accompanying statement of financial condition. The Company also recorded a fail to receive of $30 which is included in payables to brokers, dealers and clearing organization in the accompanying statement of financial condition. During the year ended December 31, 2008, the Company received agency orders from this affiliate.

The Company has entered into service agreements whereby it provides or receives services to or from its Parents and affiliates, including human resources, accounting, information systems, occupancy, legal and other support services.

The Company transacts in foreign exchange and forward contracts with its Parent. As of December 31, 2008, the Company recorded $9,463 in financial instruments owned, at fair value and $3,021 in financial instruments sold, not yet purchased at fair value in the accompanying statement of financial condition.

As of December 31, 2008, the following related party balances appeared in the statement of financial condition:

(In thousands of U. S. dollars)

	Natixis	Natixis Securities (Paris)	Natixis Securities North America	Natixis North America	Natixis Commodities Limited	Total
Cash and cash equivalents	$273					$273
Financial instruments owned at fair value	9,463					$9,463
Securities borrowed			$3,291			3,291
Receivables from brokers, dealers and clearing organizations		$696				696
Other assets			19		$15	34
Short term borrowings	(100,000)					(100,000)
Financial instruments sold, not yet purchased, at fair value	(3,021)					(3,021)
Payables to brokers, dealers and clearing organizations		(30)				(30)
Accounts payable and accrued expenses	(176)	(2,898)		($1,032)		(4,106)
Total	**($93,461)**	**($2,232)**	**$3,310**	**($1,032)**	**$15**	**($93,400)**

11. Employee Benefit Plan

The Company has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the Plan. Contributions are made at the discretion of management.

The Company does not participate in or provide any other retirement or post retirement plans for its employees.

12. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $128,496, which was 88.84 percent of aggregate debit balances and $125,603 in excess of required net capital.

13. Income Taxes

At December 31, 2007, the Company had $2,958 of deferred tax assets and $899 of deferred tax liabilities. At December 31, 2008, the Company had a deferred tax asset of $938. The deferred tax asset is due to differences between the tax basis of assets and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in amortization and bonus expense. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

(In thousands of U. S. dollars)

14. Commitments and Contingencies

The Company has non-cancelable operating leases for premises. Future minimum rental commitments, net of subleases, as of December 31, 2008 are set forth below:

Year ended December 31,	Lease Commitment	Sublease Commitment	Net Lease Commitment
2009	$ 3,753	$ (1,456)	$ 2,297
2010	3,756	(1,456)	2,300
2011	1,283	(485)	798
2012	36	-	36
2013	34	-	34
Total	$ 8,862	$ (3,397)	$ 5,465

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2008.

15. Collateral Arrangements

The Company has received collateral in connection with reverse repurchase and securities borrowed agreements with an estimated fair value of $163,067 as of December 31, 2008 which it can sell or re-pledge. These amounts are not reflected on the statement of financial condition as the Company does not own the collateral received. Approximately $130,000 has been re-pledged to counterparties as of December 31, 2008.

16. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which, in accordance with industry practice, are recorded at fair value in the statement of financial condition.

In addition, the Company has sold financial instruments that is does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2008, at fair value of the related financial instruments and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2008.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 26, 2009

Natixis Bleichoeder Inc.
1345 Avenue of the Americas
New York, NY 10105

In planning and performing our audit of the financial statements of Natixis Bleichroeder Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated March 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP